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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*

                                  ASTREX, INC.
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                                (Name of Issuer)

                            Astrex, Inc. Common Stock
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                         (Title of Class of Securities)

                                   04635-20-8
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                                 (CUSIP Number)

     Michael McGuire 205 Express Street, Plainview, NY 11803 (516) 433-1700
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                     6/01/01
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 04635-20-8              Amendment #7                         pg 2 of 3

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1.   Names of Reporting Persons. I.R.S. Identification Nos. of above persons
     (entities only).

     Michael McGuire SS# ###-##-####
     Joanne McGuire SS# ###-##-####

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2.   Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)

     (b)  x

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3.   SEC Use Only

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4.   Source of Funds (See Instructions)      N/A

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5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)
     or 2(e)

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6.   Citizenship or Place of Organization    US citizen

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Number of           7.   Sole Voting Power
Shares                   Michael McGuire     264,584 shares;
Beneficially             Joanne McGuire      139,383 shares (see item 5 below)
Owned by            ------------------------------------------------------------
Each                8.   Shared Voting Power      N/A
Reporting           ------------------------------------------------------------
Person With         9.   Sole Dispositive Power   383,967 shares (See Item 3)
                    ------------------------------------------------------------
                    10.  Shared Dispositive Power 383,967 shares (See Item 3)

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11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     403,967 shares (see item 5 below)

--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)

--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
     7.16% (see item 5 below)

--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)
                                                       IN

                                  SCHEDULE 13D
                                 AMENDMENT NO. 1
CUSIP  046357-20-8                                                   PAGE 3 OF 3
MICHAEL MCGUIRE,

There are no other changes to Schedule 13D, to which this Amendment No. 1 relates to except as set forth in this amendment.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

On June 29, 2000, the Company granted to Mr. McGuire 40,000 unregistered, forfeitable shares of common stock. 20,000 of those shares of common stock were issued to Mr. McGuire as compensation subject to forfeiture in the event Mr. McGuire ceases to be employed by the Company, for reasons other than death, prior to June 30, 2002. The remaining 20,000 shares were issued to Mr. McGuire as compensation subject to forfeiture in the event that prior to July 31,2001, Mr. or Mrs. McGuire sell or transfer any of Astrex, Inc. common stock held at the time of grant. MR. AND MRS. MCGUIRE HAVE FULL VOTING POWER WITH THESE SHARES AND DISPOSITIVE POWER OVER ALL BUT THE 20,000 SHARES SUBJECT TO FORFEITURE IN JUNE 2002. No other compensation was issued other than stated above. The filing of this 13D is occasioned by the above, Astrex, Inc. repurchasing shares, which resulted in fewer shares of stock outstanding and the dividending of Convertible Preferred Stock as set forth in item 4 below. As a result, Mr. & Mrs. McGuire's ownership percentage increased to greater than 5% of the Company.

ITEM 4. PURPOSE OF TRANSACTION.

In or about July 2000 the Company dividended to all Common Stock shareholders as of July 3, 2000 one share of a new Series B Convertible Preferred Stock ("Preferred Stock") for every three share of common stock then held. Pursuant to this dividend the McGuire's received 100,992 Preferred Stock shares. On July 31, 2001 and thereafter each share of the Preferred Stock is convertible at the option of the holder into one share of the common stock. Mr. and Mrs. McGuire have no present intention of so converting their respective shares of Preferred Stock.

The Preferred Stock holders have the right to cast 12 votes for each preferred share on all matters that common stock holders are entitled to vote upon. Since all common stock holders as of July 3, 2000 received a dividend of the Preferred Stock and since no Preferred Stock may be converted to common stock prior to July 31, 2001 the McGuires have no greater voting power presently then they had prior to the Preferred Stock dividend. Assuming the McGuires do not convert their Preferred Stock (which they have no present intention of doing) after July 31, 2001 their voting power may increase depending upon whether other holders of Preferred Stock in fact convert their shares to common stock. It should also be noted that the Preferred Stock, because it carries 12 votes per share, would impede the acquisition of control of the Company by another person.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

In aggregate Mr. and Mrs. McGuire presently own or control 302,975 shares of Astrex, Inc. common stock representing approximately 5.47% of the approximately 5,536,277 outstanding common stock shares as of June 1, 2001 and in addition they presently own or control 100,992 Preferred Stock shares representing approximately 5.32% of the outstanding shares of that issue. While the McGuires have no present intention of converting their Preferred Shares to common stock on or after July 31, 2001, were they to do so , and assuming that no one else were to do so, the McGuires would own no Preferred Stock and there would be 5,637,269 shares of common stock outstanding of which they would own or control 403,947 shares or 7.16%.

SIGNATURES.

After reasonable inquiry and the best of my knowledge and belief, I certify that the information set forth in this statement is true complete and correct.


June 13, 2001


         /s/ Michael McGuire                         /s/ Joanne McGuire
------------------------------------            --------------------------------
     Michael McGuire, President                        Joanne McGuire


The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

            ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)